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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41206

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Tavenner Company**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Mechanicsburg Road
(No. and Street)

Springfield	**OH**	**45502**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Clark, Schaefer, Hackett & Co.
(Name - if individual, state last, first, middle name)

14 East main Street	**Springfield**	**OH**	**45502**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Tavenner Sr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me this 24 day of February 2016

Notary Public


NOTARIAL SEAL
STATE OF OHIO

MARSHA HINSHAW
Notary Public, State of Ohio
My Commission Expires March 22, 2017

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CLARK SCHAEFER HACKETT
CPAs & BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees
The Tavenner Company
Springfield, Ohio

We have audited the accompanying statement of financial condition of The Tavenner Company (a State of Ohio Corporation), (the Company), as of December 31, 2015 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of The Tavenner Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tavenner Company as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Net Capital Under Rule 15c3-1 of the Securities and exchange Commission has been subjected to audit procedures performed in conjunction with the audit of The Tavenner Company's financial statements. The supplemental information is the responsibility of The Tavenner Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Net Capital Under Rule 15c3-1 of the Securities and exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark Schaefer Hackett & Co.

Springfield, Ohio
February 25, 2016

14 east main street, ste. 500
springfield, oh 45502

www.cshco.com
p. 937.399.2000
f. 937.399.5433

THE TAVENNER COMPANY
Statements of Financial Condition
December 31, 2015 and 2014

Assets		2015	2014
Current assets:			
Cash	$	12,882	12,819
Commissions receivable		12,064	16,269
Prepaid Expenses		-	292
Total current assets		24,946	29,380
Property:			
Furniture and fixtures		29,766	29,766
Accumulated depreciation		(29,766)	(29,766)
		-	-
Non-current assets:			
Certificate of deposit		9,610	9,548
Total non-current assets		9,610	9,548
Total assets	$	34,556	38,928
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	8,650	7,350
Commissions payable		10,255	13,829
Total current liabilities		18,905	21,179
Stockholder's equity:			
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		200	200
Additional paid-in capital		18,115	18,115
Retained earnings (deficit)		(2,664)	(566)
Total stockholder's equity		15,651	17,749
Total liabilities and stockholder's equity	$	34,556	38,928

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Operations
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenue:		
Commissions	$ 271,365	305,615
Other income	14,325	9,420
Interest	62	55
Total revenue	285,752	315,090
Expenses:		
Commissions	190,050	249,012
Rent	7,500	8,375
Professional fees	16,311	19,442
Contract labor	22,545	12,000
Computer software and repairs	2,978	4,336
Office expenses	10,883	2,691
Postage	1,746	2,684
Meetings	2,947	-
State Taxes	272	-
Utilities	-	3,274
Office supplies	-	1,736
License and registration	-	215
Insurance	979	943
Regulatory fees	2,139	146
Salaries	10,000	9,167
Total expenses	268,350	314,021
Net income	$ 17,402	1,069

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Changes in Stockholder's Equity (Deficit)
For the Years Ended December 31, 2015 and 2014

		Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2014	$	200	18,115	(1,635)	16,680
Net income		-	-	1,069	1,069
Balance at December 31, 2014		200	18,115	(566)	17,749
Distribution		-	-	(19,500)	(19,500)
Net income		-	-	17,402	17,402
Balance at December 31, 2015	$	200	18,115	(2,664)	15,651

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

		2015	2014
Cash flows from operating activities:			
Net income	$	17,402	1,069
Adjustments to reconcile net income to net cash provided by operating activities:			
Effects of changes in operating assets and liabilities:			
Commissions receivable		4,206	1,702
Prepaid expenses		292	(292)
Commissions payable		1,300	(1,446)
Accounts payable		(3,574)	594
Cash flow provided by operating activities		19,626	1,627
Cash flows used by investing activities:			
Interest credited to certificate of deposit		(62)	(56)
Cash flow used in investing activities		(62)	(56)
Cash flows from financing activities:			
Distrubution		(19,500)	-
Change in cash		63	1,571
Cash, beginning of year		12,819	11,248
Cash, end of year	$	12,882	12,819

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio.

Method of accounting
The Company prepares its financial statements on the accrual basis method of accounting.

Cash
For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

Commission receivable
Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation
Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 25, 2016, the date which the financial statements were available to be issued.

2. EXEMPTION FROM RULE 15c3-3:

The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis.

All securities transactions are carried on a fully disclosed basis.

The Company does not hold customer funds and is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

3. FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space, equipment and obtains administrative and support services under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services include $7,500 and $8,375 for 2015 and 2014, respectively, for office and equipment rent.

5. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2015 and 2014. Therefore, no related reporting to regulatory agencies is required.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $15,507, which was $10,507 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2015 was 1.22 to 1.0.

THE TAVENNER COMPANY
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Net Capital:		
Total stockholder's equity	$	15,651
Deductions for non-allowable assets:		
Non-allowable assets		-
Tentative net capital		15,651
Haircuts on securities		
Certificate of deposit (1.5%)		(144)
Net Capital	$	15,507
Aggregate Indebtedness:		
Accrued payable and commissions payable	$	18,905
Total aggregate indebtedness	$	18,905
Computation of Basic Net Capital Requirement:		
Minimum net capital requirements:		
Minimum dollar requirement	$	5,000
Total requirement	$	5,000
Excess Net Capital		10,507
Ratio: Aggregate indebtedness to net capital		1.22 to 1.0

Reconciliation with Company's Computation:

There are no differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2015.

CLARK SCHAEFER HACKETT
CPAs & BUSINESS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

Board of Directors
The Tavenner Company
Springfield, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Tavenner Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Tavenner Company claimed an exemption from 17 C.F.R. §240.15c3-3 (1) (the "exemption provisions") and (2) The Tavenner Company stated that The Tavenner Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Tavenner Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Tavenner Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Clark Schaefer Hackett & Co.

Springfield, Ohio
February 25, 2016

14 east main street, ste. 500
springfield, oh 45502

www.cshco.com
p. 937.399.2000
f. 937.399.5433

The Tavenner Company (The "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3"3 under the following provisions of 17 C.F.R. §240.15c3-3(k):(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Tavenner Company
I, William James Tavenner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: 

Title: Pres.

December: 31, 2015